FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: December, 2019	Commission File Number: 001-13354

BANK OF MONTREAL
(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6
(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-217200
2.	Registration Statement – Form F-3 – File No. 333-214934
3.	Registration Statement – Form S-8 – File No. 333-191591
4.	Registration Statement – Form S-8 –File No. 333-180968
5.	Registration Statement – Form S-8 – File No. 333-177579
6.	Registration Statement – Form S-8 – File No. 333-177568
7.	Registration Statement – Form S-8 – File No. 333-176479
8.	Registration Statement – Form S-8 – File No. 333-175413
9.	Registration Statement – Form S-8 – File No. 333-175412
10.	Registration Statement – Form S-8 – File No. 333-113096

11.	Registration Statement – Form S-8 – File No. 333-14260
12.	Registration Statement – Form S-8 – File No. 33-92112
13.	Registration Statement – Form S-8 – File No. 333-207739

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By: /s/ Thomas E. Flynn
Name: Thomas E. Flynn
Title: Chief Financial Officer

By: /s/ Barbara M. Muir

Name: Barbara M. Muir
Title: Corporate Secretary

Date: December 20, 2019

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Meeting and Record Date

(Filed in form required by Canadian National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer.)